


RECD S.E.C.
APR 1 0 2002
070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: April 10, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President


Televisa


CLEARCHANNEL
ENTERTAINMENT

FOR IMMEDIATE RELEASE

TELEVISA AND CLEAR CHANNEL ENTERTAINMENT TO EXTEND LIVE ENTERTAINMENT PARTNERSHIP TO U.S. HISPANIC MARKET

Mexico City and New York, April 10, 2002 – Grupo Televisa, S.A. (NYSE:TV; BMV:TLEVISA CPO), the largest media company in the Spanish-speaking world, and Clear Channel Entertainment, the world's leading producer and marketer of live entertainment, today announced an agreement that extends their Mexico-focused live entertainment joint enterprise to include the U.S. Hispanic market.

Established by Televisa and Clear Channel Entertainment in 2001, the joint enterprise, called *En Vivo* in Mexico but not yet named in the U.S., will pursue worldwide tours of Spanish-speaking artists and other live events primarily targeting Spanish-speaking audiences.

Under the agreement, Televisa will acquire 50% of Cardenas-Fernandez & Associates, Inc. (CFA), the leading Hispanic event producer in the U.S. and Caribbean, from founders Henry Cardenas and Ivan Fernandez. Clear Channel Entertainment already owns 50% of CFA. In 2000, CFA produced and promoted more than 200 events including soccer games, concerts, festivals, theatrical productions, corporate sponsorship programs and rodeos. Henry Cardenas and Ivan Fernandez will continue to work as senior executives in the company

"The U.S. Hispanic audience is underserved in terms of the number of live entertainment events presented each year," said Brian Becker, Chairman and CEO of Clear Channel Entertainment. "Under this pact with Televisa, we have brought together all the components necessary to replicate our success in Mexico, including the resources of our U.S. venue network, the promotional muscle provided by Televisa and the radio and outdoor divisions of Clear Channel Worldwide."

Since its formation in early 2001, En Vivo has successfully presented numerous events in Mexico including *NSYNC, the Magic of David Copperfield, Elton John, Celia Cruz, Los Temerarios and Kabah. Earlier this year, En Vivo staged Luis Miguel's 2002 tour which sold-out 17 shows including Guadalajara, Monterrey and Mexico City with an attendance of 182,656 people. In October 2002, En Vivo will present the Cirque du Soleil in Mexico City. It will be the first time that the troupe has ever performed in Latin America.

"Today's announcement is a natural extension of the successful relationship we have enjoyed with Clear Channel Entertainment in Mexico and immediately positions us as a leader in providing live entertainment to the U.S. Hispanic market," said Jaime Davila, Executive Vice President of Televisa. "This new venture will benefit from the multiple distribution channels owned by Televisa in Mexico and will create added value to our library. Moreover, it is an important step for Televisa as we increase our presence in the U.S."

Javier Prado, CEO of En Vivo, commented, "En Vivo has offered a better alternative in the Mexican live entertainment industry in a very short period. Extending the venture to capture a significant share of the U.S. Hispanic market makes strategic sense, and ultimately will result in bringing that growing audience the highest quality events possible."

From March to September 2002, CFA will present "La Máquina Musical Miller Lite" a state-of-the-art mobile concert venue featuring the best Latin music. The tour will perform 20 shows in 12 of the top U.S. Hispanic markets including Miami, New York, Houston, Chicago and Los Angeles. Nearly a quarter million fans are expected to participate in this unique musical experience, which represents one of Miller Brewing Company's largest investments in Latin musical entertainment. Top Latin artists such as Lupillo Rivera and Rieleros del Norte will perform as the mobile venue winds its ways across the U.S.

About Grupo Televisa S.A.

Grupo Televisa S.A. is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

About Clear Channel Entertainment

Clear Channel Entertainment, a leading producer and marketer of live entertainment events, is a subsidiary of Clear Channel Worldwide (NYSE: CCU), a global leader in the out-of-home advertising industry. Clear Channel Entertainment currently owns, operates and/or exclusively books approximately 135 live entertainment venues, including more than 100 in North America and 30 in Europe. In 2001, more than 66 million people attended approximately 26,000 events promoted and/or produced by the company, including: Live music events; Broadway, West End and touring theatrical shows; family entertainment shows; and specialized sports and motor sports events. The company, which operates throughout North America, Europe, South America and Australia, also owns independently operated athlete representation businesses, which provide management, marketing and financial consulting services to many of the world's top professional athletes. More information may be found by visiting www.clearchannel.com.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 1. Description of Business - Cautionary Statement" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially for those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACTS:

Grupo Televisa, S.A
Investor Contacts - Mexico:

Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F
(525) 261-2000

Grupo Televisa, S.A
Investor Contacts – U.S. & Europe

Adam Miller/Robert Malin
Abernathy MacGregor Group
501 Madison Ave.
New York, NY 10022
(212) 371-5999

Clear Channel Entertainment:
Bennett Kleinberg
Clear Channel Entertainment
220 West 42nd Street
New York, NY 10036
(917) 421-5366